Filed by Southwestern Energy Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company
SEC File No.: 001-08246
Date: May 28, 2024

IT’S TIME TO VOTE! THE SOUTHWESTERN ENERGY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE: Drive shareholder value creation. The all-stock transaction structure allows SWN shareholders to benefit from the realization of synergies and participate in the upside potential of the combined company. Be a premier energy producer with the scale, inventory and financial strength to be an industry leader. Have core positions in premier natural gas basins, with enhanced exposure to natural gas markets and access to growing demand centers. Benefit from a strong financial position, including an investment grade capital structure, through-the-cycle shareholder returns, and a market capitalization sufficient for potential inclusion in the S&P 500 index. As previously announced on January 11, 2024, Southwestern and Chesapeake entered into an agreement to merge in an all-stock transaction valued at $7.4B, or $7.51* per share. The combined company will… “FOR” “FOR” “FOR” the Merger Proposal the Advisory Compensation Proposal the Adjournment Proposal COMBINING WITH CHESAPEAKE IS THE BEST PATH FORWARD FOR SHAREHOLDERS *Based on the closing price of Chesapeake Common Stock on Nasdaq on May 3, 2024, the last practicable trading day before the joint proxy statement/ prospectus was filed.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY! By Internet Go to the website listed on the enclosed proxy card and follow the steps outlined on the secured website. Call the number listed on the enclosed proxy card on a touch-tone telephone, which will be toll-free from the U.S. or Canada. Complete, sign and date the enclosed proxy card and return it promptly to the address indicated on the proxy card in the postage-paid envelope provided. By Telephone By Mail The Special Meeting of Shareholders will be held on June 18, 2024. All shareholders of record at the close of business on April 22, 2024 are entitled to vote now, in advance of the Special Meeting. Morrow Sodali, LLC 430 Park Avenue, 14th Floor New York, NY 10022 Shareholders may call toll free: (800) 662-5200 Banks and Brokers may call collect: (203) 658-9400 Email: swn@info.morrowsodali.com If you have any questions or need help voting your shares, please contact Southwestern Energy’s proxy solicitor:

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS The information included herein and in any oral statements made in connection here with may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (. All statements, other than statements of historical fact or present financial information, included herein that address activities, outcomes and other matters that Southwestern Energy Company (“Southwestern”) or Chesapeake Energy Corporation (“Chesapeake”) expects, believes or anticipates will or may occur in the future, including without limitation, statements regarding the proposed transaction between Southwestern and Chesapeake (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including an expected accretion to earnings and free cash flow and dividend payments are forward-looking statements. Although we and Chesapeake believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. We and Chesapeake have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as may be required by law. Forward-looking statements include the items identified in the preceding paragraph, information concerning possible or assumed future results of operations and other statements in this communication identified by words such as “anticipate,” “intend,” “plan,” “project,” “predict,” “estimate,” “continue,” “potential,” “should,” “could,” “may,” “will,” “shall,” “become,” “objective,” “guidance,” “outlook,” “effort,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “forecast,” “model,” “target,” or similar words. Statements may be forward-looking even in the absence of these particular words. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on current beliefs of the management of Southwestern and Chesapeake, based on currently available information, as to the outcome and timing of future events. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the risk that Southwestern’s and Chesapeake’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that stockholders of Chesapeake may not approve the issuance of new shares of Chesapeake common stock in the proposed transaction or that stockholders of Chesapeake or stockholders of Southwestern may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that changes in Chesapeake’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Southwestern and Chesapeake to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Southwestern’s and Chesapeake’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause Southwestern and/or Chesapeake to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that Chesapeake may be unable to reduce expenses or access financing or liquidity; the impact of COVID-19 or other diseases; the impact of adverse changes in interest rates and inflation; and the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters. All such factors are difficult to predict and are beyond our and Chesapeake’s control, including those detailed in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on our website at www.swn.com under the “Investors” tab and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Chesapeake’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Chesapeake’s website at investors.chk.com and on the SEC’s website. Should one or more of the risks or uncertainties described above or elsewhere in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to update publicly any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement. Important Additional Information Regarding the Transaction Has Been Filed with the SEC and Where to Find It In connection with the proposed transaction between Southwestern and Chesapeake, Chesapeake filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that also constitutes a prospectus of Chesapeake common stock. The Registration Statement was declared effective on May 17, 2024, at which time Chespeake filed a final prospectus and Southwestern filed a definitive proxy statement. Chesapeake and Southwestern commenced mailing of the definitive joint proxy statement/prospectus (the “joint proxy statement/prospectus”) to their respective shareholders on or about May 17, 2024. Each party may also file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or for any other document that Southwestern or Chesapeake has filed or may file in the future with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/ PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY SOUTHWESTERN AND CHESAPEAKE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHWESTERN AND CHESAPEAKE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Southwestern and Chesapeake with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Southwestern, including the joint proxy statement/prospectus, will be available free of charge from Southwestern’s website at www.swn.com under the “Investors” tab. Copies of documents filed with the SEC by Chesapeake, including the joint proxy statement/ prospectus, will be available free of charge from Chesapeake’s website at investors.chk. com. Participants in the Solicitation Southwestern and certain of its directors, executive officers and other members of management and employees, and Chesapeake, and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Southwestern’s stockholders and the solicitation of proxies from Chesapeake’s stockholders, in each case with respect to the proposed transaction. Information about Southwestern’s directors and executive officers is available in Southwestern’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 22, 2024 and its amendment to its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on April 29, 2024, and in the joint proxy statement/prospectus filed with the SEC. Information about Chesapeake’s directors and executive officers is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024 and its definitive proxy statement for the 2024 annual meeting of stockholders filed with the SEC on April 26, 2024, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Southwestern, stockholders of Chesapeake, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.